AM 3-22-2005

05035587

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harborview, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Al Vespoli (212) 310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

HARBORVIEW LLC.

February 28, 2005

State of New York }

} SS:

County of New York }

OATH OR AFFIRMATION

We, the undersigned, officers of Harborview, LLC affirm that, to the best of our knowledge and belief, the accompanying statements and supplementary schedules as of December 31, 2004 and for the year ended December 31, 2004 are true and correct. We further affirm that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, Inc. we affirm that the attached financial statements and supplementary schedules as of December 31, 2004 and for the year ended December 31, 2004, will promptly be made available to those members and allied members whose signatures do not appear below.

Timothy J. Conway
President

Albert Vespoli
Chief Financial Officer

3 TIMES SQUARE 8TH FLOOR NEW YORK, NY 10036
TEL +1 212 310 7206 FAX +1 212 785 8398
MEMBER NYSE

Harborview, LLC

(a wholly owned subsidiary of Instinet Clearing Services, Inc.)

Statement of Financial Condition

December 31, 2004

Index

December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
Harborview, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harborview, LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 18, 2005

Harborview, LLC
(a wholly owned subsidiary of Instinet Clearing Services, Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,772,240
Receivable from affiliates	1,411,987
Deferred tax asset	88,000
Receivable from broker-dealers and clearing organizations	3,231
Other assets	52,951
Total assets	$ 4,328,409
Liabilities and Member's Equity	
Payable to broker-dealers	$ 711,192
Accrued expenses and other liabilities	598,300
Payable to affiliates	433,987
Total liabilities	1,743,479
Member's equity	2,584,930
Total liabilities and member's equity	$ 4,328,409

The accompanying footnotes are an integral part of this financial statement.

1. Nature of Business

Harborview, LLC (the "Company" or "Harborview"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD"). Instinet Clearing Services, Inc. ("ICS") is a wholly owned subsidiary of Instinet Group Incorporated ("IGI"), which is majority owned by Reuters Group PLC ("Reuters"). Harborview is a wholly owned subsidiary of ICS.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

3. Related Party Transactions

The Company has entered into administrative services and brokerage services agreements with affiliated companies. Under these agreements, the affiliate provides various administrative and management services to the Company, and in return the Company provides floor brokerage services.

Substantially, all employees of the company participate in a defined contribution pension plan sponsored by IGI. The IGI Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee as of December 31, 2004 with at least three months of service. In addition, substantially all employees participate in the IGF Stock plan.

4. Commitments Contingencies and Liabilities

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

The Company is obligated under non-cancelable lease agreements with respect to seats on the NYSE. These agreements were extended during 2004 and are to expire in August, September,

November and December 2005. Annual rental commitments under such agreements for the year ended December 31, 2005 are approximately $464,050.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties which we enters into which may provide general indemnifications to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of operations, financial condition and cash flows.

5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, ICS, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company records taxes on a separate company basis as if it were a division of ICS. The Company, together with IGI and certain other subsidiaries in the U. S., is included in a consolidated Federal income tax return.

The Company pays or recovers from IGI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The temporary differences which have created deferred tax assets as of December 31, 2004 are detailed below:

Deferred tax asset	
Accruals and allowances	$ 69,000
Compensation accruals	19,000
Total deferred tax asset	$ 88,000

The Company determined that no valuation allowance against the deferred tax asset as of December 31, 2004 was necessary as management believes that it is more likely than not that the deferred tax assets will be realized.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value as such financial instruments are short term in nature and bear interest as current market rates.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

At December 31, 2004, the Company had net capital of $1,123,326 which was $873,326 in excess of its required net capital.

The Company is subject to minimum net capital requirement of the National Securities Clearing Corporation of $750,000.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Member of
Harborview, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Harborview, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005